Mail Stop 3628

July 16, 2009

<u>Via U.S. Mail</u>

Mr. Jeff D. Kniese
President and Chief Executive Officer
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331

Re: **Greenville Federal Financial Corporation**
        Schedule 13E-3/TO-I
        Filed on July 8, 2009
        File No. 005-81254

Dear Mr. Kniese:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3/TO

General

1.   Please advise us as to what consideration was given to whether Greenville Federal MHC is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For help in making this

determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. We may have further comment.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the issuer, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

3.   General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. You appear to have limited your disclosure in this regard to the executive officers and directors of Greenville Federal Financial Corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to Greenville Federal MHC and each executive officer and director of that entity. This would include, without limitation, the information required by Item 1003(a) and (b) regarding Greenville Federal MHC, the information required by Item 1003(c) regarding the executive officers and directors of Greenville Federal MHC, and the information required by Item 1008 regarding each of the foregoing.

4.   We are unable to locate the statement required by 1012(e) of Regulation M-A regarding whether or not any executive officer, director or affiliate of your company (or any person specified in Instruction C to the schedule) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation. Please advise, or revise your proxy statement to include this information.

5.   We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the tender offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appear in the offer document and are incorporated by reference in the Schedule 13E-3.

6.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rules 13e-4(a)(3) and 14e-1(a).

7.   In the Offer to Purchase, please disclose that the tender offer is a Rule 13e-3 transaction and identify the filing persons on the Schedule 13E-3.

Special Factors

8.   Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Purpose and Reasons for the Offer, page 9

9.   Please state the reasons for undertaking the going private transaction at this particular time as opposed to another time in your operating history. Refer to Item 1013(c) of Regulation M-A. We note that you state that you were required to remain registered under the Exchange Act for at least three years but it appears that you have been a reporting company since 2005.

Background of the Offer, page 11

10.   Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting.

11.   On page 11, you refer to a presentation given by KBW on October 28, 2008 with respect to the proposed transaction. On page 12, you refer to an additional presentation by KBW on February 18, 2009, in which, among other things, KBW presented management with pro forma financial information. Each presentation, discussion, or report held with or presented by an outside party, whether in draft or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations made by any such outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Effects of the Offer, page 13

12.   Please discuss, here or in the tax consequences section, the tax effects to the issuer, its affiliates and unaffiliated security holders.

13.   Please describe the effect of the going private transaction on each affiliate's interest in the net book value and net earnings of Greenville, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A. In addition, please disclose whether the affiliates will benefit from any operating loss carryforwards and quantify these amounts, if applicable.

Fairness of the Offer, page 18

14.   We note that the board believes the offer is fair to the unaffiliated shareholders of the company. Please revise your disclosure so that each filing person states whether the Rule 13e-3 transaction is fair to each group of unaffiliated security holders: (1) those unaffiliated security holders who receive cash and (2) those unaffiliated security holders who will continue to hold common stock. Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Exchange Act Release 17719 (April 13, 1981).

15.   We note that the board determined that the transaction was procedurally fair. Please also state whether each filing person has determined that the transaction is substantively fair to each group of unaffiliated shareholders.

16.   Please revise to describe how each filing person determined that the transaction was procedurally fair to each group of unaffiliated shareholders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A.

17.   Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed historical market prices, liquidation value, previous repurchase prices, or the KBW valuation reports. See Q&A No. 20 in Exchange Act Release No. 17719.

18.   Under a separate heading, please revise to include a summary of the analysis performed by KBW. Refer to Item 1015(b)(6) of Regulation M-A. For each method of analysis, please revise to provide additional disclosure about the

underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. We note that you provide some of this information for the comparable company analysis. Please include comparable information for Greenville if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the opinion that the consideration is fair to unaffiliated shareholders.

Discounted Cash Flow Analysis, page 20

19.   The discussion materials filed as Exhibit C to your Schedule TO indicate that KBW, in performing its discounted cash flow analysis, assumed that net income at your company will grow at an annual rate of 10%. Please disclose this in your offering document. Please also disclose how KBW determined that this was an appropriate assumption.

Public Comparables Review, page 21

20.   Please clarify the meaning of the chart on page 22. For example, disclose whether the implied per share values are those of the public company comparables, or those of the registrant. Please clearly state the range of values for the registrant determined by KBW as a result of this analysis.

21.   On page 24, you state that your directors and executive officers do not intend to tender any shares owned by them. Please state the reasons for the intended action. See Item 1012(d) of Regulation M-A.

Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot, page 25

22.   On page 27 and elsewhere in the document, you state that you will determine the purchase price and the proration factor "as promptly as practicable" following expiration, which you state may be as late as seven business days after expiration. Rules 13e-4(f)(5) and 14e-1(c) require that you pay the consideration offered "promptly" upon expiration of the offer. Please advise us as to how you are complying with the requirement to pay promptly under these rules. Refer to Section II.D. of SEC Release No. 34-43069.

Conditions of the Offer, page 39

23.   You state in the second bullet point on page 40 that you will not be required to accept securities if certain legal actions or proceedings have been threatened. A determination as to whether legal actions or proceedings have been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

Fees and Expenses, page 61

24.   We note that KBW has received customary compensation in the past for investment banking services. Please describe and quantify any compensation received or to be received as a result of the past relationship between KBW, its affiliates, and/or unaffiliated representative and your company or your affiliates. See Item 1015(b)(4) of Regulation M-A.

*   *   *   *   *

Please promptly amend your filings in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (or filing person) acknowledging that:

·   the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (513) 852-7895
        Cynthia A. Shafer, Esq.
        Vorys, Sater, Seymour and Pease LLP